SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of November 2004

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                        AMERICAN ISRAELI PAPER MILLS LTD.
                 (Translation of Registrant's Name into English)
                          P.O. Box 142, Hadera, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                |X|         Form 20-F         |_|     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                |_|      Yes               |X|      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's press release dated November 18, 2004.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    AMERICAN ISRAELI PAPER MILLS LTD.
                                    (Registrant)


                                    By: /s/ Lea Katz
                                        ----------------------------------------
                                        Name:  Lea Katz
                                        Title: Corporate Secretary

Dated:  November 18, 2004.

                                  EXHIBIT INDEX


         Exhibit No.        Description
         -----------        -----------

             1.             Press release dated November 18, 2004.

                                    EXHIBIT 1



                                            NEWS

                                            Client:    AMERICAN ISRAELI
                                                       PAPER MILLS LTD.

                                            Agency Contact:  PHILIP Y. SARDOFF

                                            For Release:      IMMEDIATE



                AMERICAN ISRAELI PAPER MILLS LTD. RECEIVES PERMIT
                       FOR ELECTRICITY PRODUCTION LICENSE


Hadera, Israel, November 18, 2004 - American Israeli Paper Mills Ltd. (ASE:AIP) (the "Company") announced that it has received a principal permit for an electricity production license from the Minister of National Infrastructures.

The permit will enable the Company to establish a 200-400-megawatt electricity and thermal cogeneration plant at its Hadera site. The permit is conditioned upon the establishment of the power plant within the terms of the permit and is subject to other conditions as set forth in the permit.